

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 15, 2021

William Ho
Chief Executive Officer
IN8bio, Inc.
79 Madison Avenue
New York, New York 10016

> **Re: IN8bio, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed March 31, 2021**
> **File No. 333-249530**

Dear Mr. Ho:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 6, 2020 letter.

Amendment No. 2 to Registration Statement on Form S-1

Summary, page 1

1.   Please tell us the basis for your disclosure that you are currently the most clinically advanced gamma-delta T cell company and for your disclosure that you "are the fist company to advance genetically modified gamma-delta T cells into the clinic." Alternatively, please remove these statements.

You may contact Tara Harkins at 202-551-3639 or Kevin Kuhar at 202-551-3662 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or Dietrich King at 202-551-8071 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences